EXHIBIT 99.1



DIMON Incorporated   Tel: 434 792 7511
512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
Tel: 434 792 7511

NEWS RELEASE   Contact: Ritchie L. Bond
                                                (434) 791-6952

May 25, 2004

DIMON Announces Quarterly Dividend
May 25, 2004 / Danville, Virginia

The Board of Directors of DIMON Incorporated (NYSE: DMN), at its meeting held May 25, 2004, declared a quarterly dividend of $0.075 per share. The dividend will be payable June 24, 2004 to shareholders of record on June 10, 2004.

DIMON Incorporated is the world's second largest dealer of leaf tobacco with operations in more than 30 countries. For more information on DIMON, visit the Company's website at www.dimon.com.

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